Filed Pursuant to Rule 433
Issuer Free Writing Prospectus
Registration No. 333-188309-01
March 18, 2014

OKLAHOMA GAS AND ELECTRIC COMPANY

$250,000,000 4.55% SENIOR NOTES, SERIES DUE MARCH 15, 2044

Issuer	Oklahoma Gas and Electric Company
Ratings (Moody’s / S&P / Fitch)	A1 (Stable) / A- (Stable) / A+ (Stable)
Amount	$250,000,000
Collateral Type	Senior Unsecured Notes
Type	SEC Registered
Trade Date	March 18, 2014
Settlement Date (T+5)	March 25, 2014
Maturity	March 15, 2044
Coupon Payment Dates	Semi-annual payments on March 15 and September 15 of each year, beginning September 15, 2014
Make Whole Call	T + 15 bps (at any time before September 15, 2043)
Par Call	At any time on or after September 15, 2043
Benchmark	3.75% due November 15, 2043
Benchmark Yield	3.62%
Reoffer Spread	T+95 bps
Reoffer Yield	4.57%
Coupon	4.55%
Price	99.677%
Joint Bookrunners	J.P. Morgan Securities LLC
Mitsubishi UFJ Securities (USA), Inc.
Mizuho Securities USA Inc.
Co-manager(s)	Deutsche Bank Securities Inc.
KeyBanc Capital Markets Inc.
Morgan Stanley & Co. LLC
UMB Financial Services, Inc.
CUSIP	678858BP5
ISIN	US678858BP55

Note:  A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawn at any time.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates.  Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.  You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov.  Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling J.P. Morgan Securities LLC at (212) 834-4533, Mitsubishi UFJ Securities (USA), Inc. toll-free at (877) 649-6848 or Mizuho Securities USA Inc. at (888) 271-7403.